News Release

			   SALES AND EARNING IMPROVE FOR LA-Z-BOY

MONROE, MI., February 14,1996: For its 1996 fiscal third quarter and nine months ended January 27, 1996, La-Z-Boy Chair Company continued to improve its sales and profits compared to last year. Third quarter sales rose 7% and earnings increased 8%. For the nine months, sales were up 10% and earnings were up 7%.

Financial Details
1996 THIRD QUARTER sales were $226 million vs. last year's $211 million, an increase of 7%. Comparable sales--that is, including England/Corsair's sales on a pro forma basis in last year's sales, declined 4%. England/Corsair was acquired at the beginning of fiscal 1996 and is a separate operating division. Third quarter net income rose 8% to $7.8 million vs. last year's $7.2 million. Net income per share increased to $0.42 vs. $0.40 last year.

1996 NINE MONTHS sales were $680 million vs. last year's $616 million, an increase of 10%. Comparable sales (including England/Corsair) were about 2% less than last year's level. Net income was up 7% to $25.2 million vs. last year's $23.6 million. Net income per share increased 5% to $1.36 from $1.30 in last year.

Chairman Comments
La-Z-Boy Chairman and President Charles T. Knabusch said, "Third quarter and nine month profits improved even though comparable sales decreased. Operating profit gains by our U.S. Residential Division, which accounts for about two-thirds of our total business, and higher sales of office seating and furniture by our Contract Division contributed to this improvement.

With respect to marketing and other non-financial items, Mr. Knabusch said, "The third flight of national advertising for La-Z-Boy ran in connection with the kickoff of the new television season in September and October. Response to the commercials continues to be strong with well over 270,000 consumer phone calls being generated during calendar year 1995. Those 270,000 consumers not only received a La-Z-Boy decorating guide, but also received the name of our nearest authorized La-Z-Boy dealer.

"The retail marketplace softened in December and January; however, incoming sales orders have been rising in recent weeks. The retail environment will continue to be challenging through our fourth fiscal quarter, but with modest improvement in consumer outlooks, we should be able to match or slightly exceed last year's fourth quarter sales on a comparable basis."

More
In general, sales backlogs, as of this press release date, were at a lower level than at a similar time a year ago. However, the rate of incoming sales orders in recent weeks has been about the same as the similar period of last year.

La-Z-Boy's Form 10-Q filed with the SEC (and available on EDGAR) includes a full income statement, balance sheet, cash flow statement and additional management discussion.

NYSE & PSE:  LZB                         Contact:  Jim Korsnack (313) 241-4208

2/14/96       La-Z-Boy Chair Company Financial Information Release      1 of 3
                        CONSOLIDATED STATEMENT OF INCOME
                  (Amounts in thousands, except per share data)

                                      THIRD QUARTER ENDED  (UNAUDITED)
                               ----------------------------------------------
                                                             Percent of Sales
                               Jan. 27,  Jan. 28,  % Over    ----------------
                                 1996      1995    (Under)    1996     1995
                               --------  --------  -------   -------  -------
Sales                          $226,354  $210,814      7%     100.0%   100.0%
Cost of sales                   170,602   157,767      8%      75.4%    74.8%
                               --------  --------  -------   -------  -------
  Gross profit                   55,752    53,047      5%      24.6%    25.2%

S, G & A                         41,783    39,616      5%      18.4%    18.8%
                               --------  --------  -------   -------  -------
  Operating profit               13,969    13,431      4%       6.2%     6.4%

Interest expense                  1,217     1,041     17%       0.5%     0.5%
Interest income                     390       374      4%       0.2%     0.2%
Other income                        436       (76)   674%       0.1%    -0.1%
                               --------  --------  -------   -------  -------
  Pretax income                  13,578    12,688      7%       6.0%     6.0%

Income taxes                      5,794     5,467      6%      42.7%*   43.1%*
                               --------  --------  -------   -------  -------
  Net income                     $7,784    $7,221      8%       3.4%     3.4%
                               ========  ========  =======   =======  =======


 Average shares                  18,533    17,968      3%

 Earnings per share               $0.42     $0.40      5%

 Dividends per share              $0.19     $0.17     12%

                                       NINE MONTHS ENDED  (UNAUDITED)
                               ----------------------------------------------
                                                             Percent of Sales
                               Jan. 27,  Jan. 28,  % Over    ----------------
                                 1996      1995    (Under)    1996     1995
                               --------  --------  -------   -------  -------
Sales                          $680,431  $615,787     10%     100.0%   100.0%
Cost of sales                   510,624   458,237     11%      75.0%    74.4%
                               --------  --------  -------   -------  -------
  Gross profit                  169,807   157,550      8%      25.0%    25.6%

S, G & A                        125,625   116,187      8%      18.5%    18.9%
                               --------  --------  -------   -------  -------
  Operating profit               44,182    41,363      7%       6.5%     6.7%

Interest expense                  4,118     2,455     68%       0.6%     0.4%
Interest income                   1,330     1,002     33%       0.2%     0.2%
Other income                      1,287       703     83%       0.2%     0.1%
                               --------  --------  -------   -------  -------
  Pretax income                  42,681    40,613      5%       6.3%     6.6%

Income taxes                     17,466    17,044      2%      40.9%*   42.0%*
                               --------  --------  -------   -------  -------
  Net income                    $25,215   $23,569      7%       3.7%     3.8%
                               ========  ========  =======   =======  =======



 Average shares                  18,509    18,083      2%

 Earnings per share               $1.36     $1.30      5%

 Dividends per share              $0.55     $0.51      8%

  * As a percent of pretax income, not sales.

Acquisition amortization of $259 for the third quarter and $779 for the nine months ended January 28, 1995 has been reclassified from other income to selling, general and administrative.

England/Corsair was included in the third quarter and nine months ended January 27, 1996 results, but not in the third quarter and nine months ended January 28, 1995 results.

2/14/96      La-Z-Boy Chair Company Financial Information Release     2 of 3
                          CONSOLIDATED BALANCE SHEET
                            (Dollars in thousands)

                                   Unaudited           Increase
                               ------------------     (Decrease)       Audited
                               Jan. 27,  Jan. 28,  ----------------   April 29,
                                 1996      1995    Dollars  Percent     1995
                               --------  --------  -------  -------   ---------
Current assets
  Cash & equivalents            $42,830   $41,552   $1,278       3%    $27,048
  Receivables                   170,576   166,506    4,070       2%    192,938
  Inventories
    Raw materials                42,623    36,362    6,261      17%     39,604
    Work-in-process              37,071    33,574    3,497      10%     35,036
    Finished goods               32,423    26,732    5,691      21%     29,051
                               --------  --------  -------  -------   --------
      FIFO inventories          112,117    96,668   15,449      16%    103,691
      Excess of FIFO over LIFO  (22,925)  (21,034)  (1,891)     -9%    (22,600)
                               --------  --------  -------  -------   --------
        Total inventories        89,192    75,634   13,558      18%     81,091

  Deferred income taxes          19,841    17,820    2,021      11%     18,242
  Other current assets            4,160     5,084     (924)    -18%      6,081
                               --------  --------  -------  -------   --------
    Total current assets        326,599   306,596   20,003       7%    325,400

Property, plant & equipment     116,098    97,552   18,546      19%    117,175

Goodwill                         40,688    20,085   20,603     103%     41,701

Other long-term assets           22,584    17,191    5,393      31%     19,542
                               --------  --------  -------  -------   --------
      Total assets             $505,969  $441,424  $64,545      15%   $503,818
                               ========  ========  =======  =======   ========

                                  Unaudited            Increase
                               -----------------      (Decrease)       Audited
                               Jan. 27,  Jan. 28,  -----------------  April 29,
                                 1996      1995    Dollars   Percent    1995
                               -------   -------   -------   -------   --------
Current liabilities
  Credit lines                     $280       -       $280      N/M        -
  Current portion of l/t debt     5,658    $1,875    3,783      202%    $4,676
  Current portion - captl leases  2,198       -      2,198      N/M      2,078
  Accounts payable               33,187    29,761    3,426      12%     29,323
  Payroll/other comp             26,945    26,750      195       1%     31,845
  Estimated income taxes          3,361       803    2,558     319%      4,855
  Other current liabilities      20,276    16,975    3,301      19%     15,343
                               --------  --------  -------  -------   ---------
    Total current liabilities    91,905    76,164   15,741      21%     88,120

Long-term debt                   59,551    56,245    3,306       6%     71,149

Capital leases                    4,684       -      4,684      N/M      5,298

Deferred income taxes             6,550     6,424      126       2%      6,610

Other long-term liabilities       9,617     8,170    1,447      18%      9,001

Shareholders' equity
  18,537,880 shares, $1.00 par   18,538    17,969      569       3%     18,562
  Capital in excess of par       27,867    10,464   17,403     166%     28,085
  Retained earnings             288,136   267,014   21,122       8%    277,738
  Currency translation             (879)   (1,026)     147      14%       (745)
                               --------  --------  -------  -------   ---------
    Total shareholders' equity  333,662   294,421   39,241      13%    323,640
                               --------  --------  -------  -------   ---------
      Total liabilities and
      shareholders' equity     $505,969  $441,424  $64,545      15%   $503,818
                               ========  ========  =======  =======   =========

The January 27, 1996 and the April 29, 1995 balance sheets include E/C's assets and liabilities. The January 28, 1995 balance sheet does not include E/C and is not comparable to the other periods.

2/14/96   La-Z-Boy Chair Company Financial Information Release    Page 3 of 3

Overall:
Refer to today's press release for additional information.

Sales:
As indicated in the press release, comparable sales declined 4% in the third fiscal quarter following a six month period during which comparable sales approximated those in the prior year. Much of the recent decline occurred in January, and was most pronounced in the Hammary and Canadian Divisions. Overall, the incoming order rate is rising again. During the quarter, Contract Division sales continued to exceed the prior year's level.


Gross profit:
Third quarter gross profit was 24.6% of sales vs. 25.2% of sales last year. The decline was primarily due to the inclusion of the historically lower than average gross profit of England/Corsair (E/C) and is expected to continue through the fourth quarter.

S, G & A:
Third quarter S, G & A was 18.4% of sales vs. 18.8% of sales last year. The decline was primarily due to the inclusion of the historically lower than average S, G & A of E/C and is expected to continue through the fourth quarter.

Other Income:
Other income last year was unfavorably affected by Canadian exchange impacts.

Inventories:
At the end of the third quarter, total FIFO inventories were 16% higher largely because E/C's inventories were not included in 1995 third quarter results. In addition, leather and fabric inventories were higher than at this time last year, but are likely to normalize by the end of the fourth quarter. Soft sales in January contributed to this increase and helped cause finished goods inventories to exceed last year's level, primarily in divisions that build wood furniture to stock.